FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE
Year 2007

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	Head of Investor Relations
Jaime Montero	jprv@endesa.cl
Investor Relations Director
Endesa Chile	Irene Aguiló
(56-2) 634-2329	iaguilo@endesa.cl
jfmv@endesa.cl
Jacqueline Michael
jmc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED DECEMBER 31, 2007

(Santiago, Chile, February 27, 2008) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended December 31, 2007. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities (FECU). December 2006 figures have been adjusted by the year-over-year CPI variation of 7.4% . The figures expressed in US Dollars for both periods were calculated based on the December 31, 2007 exchange rate of 496.89 pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (EMGESA S.A. E.S.P.) and its Peruvian subsidiary (Edegel).

Highlights for the Period

Endesa Chile’s net income in 2007 amounted to Ch$ 192,439 million, a decrease of Ch$ 11,128 million over the Ch$ 203,567 million reported the year before. This is explained by an improvement in operating income as a consequence of the start-up of new investments in Chile and higher prices in Chile and Colombia. This improvement was offset by increased operating costs caused by reduced hydrology and gas shortages in Chile and Argentina, and by a lower non operating result mainly related to a Ch$ 48,890 million provision because of an investment impairment associated with the affiliate Inversiones GasAtacama Holding Limitada and by the accounting impact of the application of Technical Bulletin 64 with respect to our subsidiary in Colombia.

Operating income as of December 2007 was Ch$ 570,830 million, 5.4% higher than Ch$ 541,806 million reported in 2006. These results come from the strong improvement of the operating results in Colombia and Chile. However, there were some situations of supply difficulties like the lack of gas, low hydrology and high price of liquid fuels in Chile, regulatory and pricing problems and the shortage of fuels and low hydrology in Argentina, additionally to problems related to the constraint of the transmission line and the maintenance of plants and pipelines in Peru.

Endesa Chile’s consolidated EBITDA, or operating income plus depreciation and amortization, was Ch$ 765,028 million in 2007, 4.6% higher than the year before. The distribution of EBITDA by country is as follows: 56.4% from Chile, 25.1% from Colombia, 10.3% from Peru and 8.2% from Argentina, excluding the contribution of our investment in Endesa Brasil, this is not included in Endesa Chile’s consolidation.

During 2007 Endesa Chile started operations of 298 MW in three new projects comprising a total investment of US$ 288 million. The company is committed with additional 900 MW of capacity that will start operating for the period 2008-2010 amounting to US$ 930 million of total investment.

The most important events in 2007 were the following:

  Bocamina coal-fired thermal plant broke its generation record in 2007 with a production of 1,009 GWh, without any major impact on its surroundings. In March the new filter started up operations, which reduces emissions of particle matter by 99%, the plant reaches the latest technology in terms of environmental standards. In July, Endesa Chile and the Maire-SES-Tecnimont Chile consortium signed a contract for the supply, construction and assembly of the second unit of the Bocamina plant, with an estimated investment of US$ 625 million, which will provide additional 350 MW to the SIC in 2010 and will be equipped with the most modern emission-reduction technologies.

  Endesa Chile’s 248 MW power plant, San Isidro II, started commercially operating on open cycle on April 23 using diesel and on January 21, 2008, it started to operate on a combined cycle, increasing its capacity to 353 MW using diesel. It will then have a capacity of 377 MW in combined cycle using LNG, expected for 2009.

  On September 28, the board of Endesa Chile approved the construction of the Quintero 240 MW thermal plant which will initially use oil and then gas once LNG becomes available. The construction contract was signed with General Electric and its commissioning is expected in early 2009. This demonstrates the Company’s commitment to make investments that contribute to alleviate supply problems as a consequence of the lack of gas supply and dry hydrology.

  On November 28, Endesa Chile’s new hydroelectric plant, Palmucho, started its commercial operation. It is located at the bottom of Ralco’s dam on the upper Bío Bío River, contributing with 32 MW of installed capacity to the Central Electricity Grid. This plant uses Ralco’s ecological water flow, which is a renewable and clean resource.

  On December 27, Endesa started up the operations of the Canela wind farm being the first wind farm on the Central Electricity Grid. This farm supplies 18.15 MW to the SIC, and is the first subsidiary of Endesa Eco in the development of non-conventional renewable energies, it consists of 11 wind generators of 1.65 MW each. It is estimated that the plant’s energy generation will avoid 25,251 tons of carbon dioxide emission into the atmosphere per year.

  On September 1, the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. completed the merger into the latter, which then changed its name to Emgesa S.A. E.S.P. As a result, Endesa Chile’s direct and indirect shareholding in the merged company, Emgesa S.A. E.S.P. reached to 26.87%. This new corporate structure offers important advantages for the management of Colombian transactions strengthening Emgesa financially to face the next challenges at the Colombian market.

  On July 3, Standard & Poor’s improved its credit rating for Endesa Chile to from BBB- to BBB stable. Also in the same month, the rating agencies Feller Rate and Fitch improved the domestic ratings for Endesa Chile from A+ to AA- stable, demonstrating the company’s operational and financial strengthening.

  Endesa Chile obtained numerous prizes in 2007 for performance, notably the distinction in February by IR Global Ranking for having the best corporate governance practices, being the best evaluated of Chilean companies and third at the regional level. Endesa Chile also won first place in Chile in the ranking of companies committed to sustainability, corporate governance, ethics, transparency and social responsibility, prepared by the research firm Management & Excellence S.A. (M&E) and the prestigious magazine Latin Finance. It won an outstanding position in the CSR Ranking 2007 organized by the Fundación PROhumana jointly with Capital magazine. In September, Endesa Chile was awarded the prize for the best sustainability report 2007 by Acción RSE, at an event organized by El Mercurio newspaper in which 23 companies took part. For the second consecutive year, Endesa Chile won the Social Responsibility, Business and Technological Innovation prize of the I nternational Committee of Large Electrical Networks, Cigré, and this time for its commitment to sustainability. Additionally, Endesa Chile became one of the best companies in the sector according to the voluntary evaluation related to the Dow Jones Sustainability Indexes.

Consolidated revenues in 2007 were Ch$ 1,726,964 million, 20.3% more than in 2006. Higher average sales prices in Chile, Colombia and Argentina, plus increased physical sales in Peru, explain these improved sales volumes.

In 2007 consolidated operating expenses reached Ch$ 1,119,053 million, an increase of 31.4% compared to 2006. Thermal generation using more liquid fuels in Chile and Argentina largely account for this increase. Selling, General and Administrative expenses for their part fell by 12.3 % to Ch$ 37,081 million in 2007, mainly as a result of lower costs for professional services, financial consultancy, and outsourced services in Peru following the merger with Etevensa.

Consolidated electricity generation was 50,486 GWh in 2007 compared to 52,949 GWh in 2006, a decrease of 4.7%, principally as a consequence of the lack of gas supply and the low hydrology at the different markets.

Consolidated Income Statement

(Chilean GAAP, thousand US$)

Table 1

(Chilean GAAP, Thousand US$)

	2006	2007	Variance	Change

Operating Revenues	2,890,112	3,475,546	585,433	20.3%
Operating Expenses	(1,714,587)	(2,252,115)	(537,527)	(31.4%)

Operating Margin	1,175,525	1,223,431	47,906	4.1%

SG&A	(85,130)	(74,625)	10,505	12.3%

Operating Income	1,090,395	1,148,806	58,411	5.4%

Net Financial Income (Expenses)	(339,566)	(310,439)	29,126	8.6%
Interest Income	32,028	46,841	14,813	46.3%
Interest Expense	(371,593)	(357,280)	14,313	3.9%
Net Income from Related Companies	91,526	(21,036)	(112,563)	(123.0%)
Equity Gains from Related Companies	91,797	94,482	2,685	2.9%
Equity Losses from Related Companies	(271)	(115,518)	(115,248)	(42585.1%)
Net other Non Operating Income (Expense)	(29,396)	(135,512)	(106,116)	(361.0%)
Other Non Operating Income	64,773	36,057	(28,717)	(44.3%)
Other Non Operating Expenses	(94,169)	(171,569)	(77,400)	(82.2%)
Positive Goodwill Amortization	(2,038)	(1,832)	206	10.1%
Price Level Restatement	3,215	17,820	14,604	454.2%
Exchange differences	7,798	33,432	25,633	328.7%

Non Operating Income	(268,459)	(417,568)	(149,108)	(55.5%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	821,935	731,238	(90,697)	(11.0%)

Income Tax	(282,840)	(228,247)	54,593	19.3%
Extraordinary Items	-	-	-
Minority Interest	(142,462)	(124,523)	17,940	12.6%
Negative Goodwill Amortization	13,050	8,819	(4,231)	(32.4%)

NET INCOME	409,683	387,287	(22,396)	(5.5%)

Consolidated Income Statement
(Chilean GAAP, Million Ch$)

Table 1.1

(Chilean GAAP, Million Ch$)

	2006	2007	Variance	Change

Operating Revenues	1,436,068	1,726,964	290,896	20.3%
Operating Expenses	(851,961)	(1,119,053)	(267,092)	(31.4%)

Operating Margin	584,107	607,911	23,804	4.1%

SG&A	(42,300)	(37,081)	5,220	12.3%

Operating Income	541,806	570,830	29,024	5.4%

Net Financial Income (Expenses)	(168,727)	(154,254)	14,473	8.6%
Interest Income	15,914	23,275	7,360	46.3%
Interest Expense	(184,641)	(177,529)	7,112	3.9%
Net Income from Related Companies	45,478	(10,453)	(55,931)	(123.0%)
Equity Gains from Related Companies	45,613	46,947	1,334	2.9%
Equity Losses from Related Companies	(134)	(57,400)	(57,265)	(42585.1%)
Net other Non Operating Income (Expense)	(14,606)	(67,335)	(52,728)	(361.0%)
Other Non Operating Income	32,185	17,916	(14,269)	(44.3%)
Other Non Operating Expenses	(46,792)	(85,251)	(38,459)	(82.2%)
Positive Goodwill Amortization	(1,013)	(910)	103	10.1%
Price Level Restatement	1,598	8,854	7,257	454.2%
Exchange differences	3,875	16,612	12,737	328.7%

Non Operating Income	(133,395)	(207,485)	(74,090)	(55.5%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	408,411	363,345	(45,067)	(11.0%)

Income Tax	(140,540)	(113,413)	27,127	19.3%
Extraordinary Items	-	-	-
Minority Interest	(70,788)	(61,874)	8,914	12.6%
Negative Goodwill Amortization	6,484	4,382	(2,102)	(32.4%)

NET INCOME	203,567	192,439	(11,128)	(5.5%)

Main events during this period

Investments

Endesa Chile is developing important investment projects, especially in Chile, because of the difficult market situation that followed the lack of Argentine gas, plus the shortage of water in the year, and the growth of energy demand. Endesa Chile is also carrying out numerous studies of short and medium-term investments alternatives, in line with the responsibility undertaken by Endesa as the principal player in the Chilean electricity market. Endesa Chile, thus, started up three projects in 2007 and a fourth in early 2008. At the same time, another five projects are under construction and it is studying a total of eight additional projects in Chile, an unheard-of situation in the Company’s history, in line with its role in the necessary re-stabilization of the market. During 2007 Endesa Chile added 298 MW to the system, which is equivalent to 36% of additional capacity to the total installed capacity in Chile. The projects under development will add 900 MW to the system between 2008 and 2010.

San Isidro II power plant began operations in April 2007 with open cycle and a capacity of 248 MW. This project started operating in combined cycle in mid January 2008 with a total capacity of 353 MW. Considering the first stage in open cycle in 2007 and the operation in combined cycle, this meant a total investment of US$ 229 million. In 2009, once liquefied natural gas (LNG) is available in Chile, it will reach its full capacity of 377 MW. This investment anticipation is an important support to the delicate energy supply during the first months in 2008.

In November, the Palmucho pass-through hydroelectric plant came into service, with a capacity of 32 MW. This plant uses the ecological flow from the Ralco plant, with a high load factor, and involved a total investment of US$ 45 million.

Reinforcing the company’s commitment with sustainability, among other non-conventional renewable energy (NCRE) projects, Endesa Chile developed through its subsidiary, Endesa ECO, the Canela wind farm, which started its commercial operation in the SIC in December 2007. This wind farm, located 295 km to the north of Santiago, in the village of Canela, in Chile’s Fourth Region, included the assembly of eleven 70m-high wind generators having a total capacity of 18.15 MW. The related investment was US$ 43 million and the company is also committed to acquiring adjoining land for an immediate expansion.

Within its strategy of ensuring renewable and diversified energy resources, the company is actively participating in the government-promoted initiative for increasing the diversification of the energy matrix through the LNG Quintero project, with a 20 % shareholding in the re-gasification terminal, together with Enap, Metrogas and British Gas, the latter being the supplier of the gas. The final investment decision in this project was approved by the board of Endesa Chile on May 29, 2007. The company, GNL Chile S.A., began the engineering through Chicago Bridge & Iron (CBI), which develops the engineering, procurement and construction (EPC) contract, and the land works for the installation of the re-gasification equipment. This project will require an estimated investment of US$ 940 million and will start operating in a fast-track mode in the first half of 2009, and finally in 2010.

Endesa Chile, involved in the delicate supply situation expected for the next few years, besides from anticipating the start-up of the combined cycle of San Isidro II, is working so that the No.1 unit of the Taltal plant, with 120 MW installed capacity, can operate with diesel from March 2008; the No.2 unit was already modified. Although this is a small investment, it is an important contribution to the necessary capacity during this period.

In line with the abovementioned, the Company has also submitted the environmental impact assessment for an open-cycle plant with a total capacity of 240 MW at a site alongside the Quintero re-gasification plant, which will operate with diesel from the first quarter of 2009, and later with LNG. On September 28 the Board of Directors of Endesa Chile approved and awarded General Electric the supply of two turbines with a capacity of 120 MW each. Recently the EPC contract was awarded to Sigdo Koppers. The estimated investment is US$ 120 million.

Regarding the development and progress of the company Centrales Hidroeléctricas de Aysén S.A., in which Endesa Chile has a 51 % shareholding and Colbún S.A. the remaining 49%, the environmental impact assessment evaluation through an international consortium comprising SWECO, POCH Ambiental and EPS has continued. Last August, Hidro Aysén presented the final project to the local authority and community, reflecting the company’s efforts to reduce the area to be flooded and leave untouched important and emblematic zones for fishing, tourism, and of landscape and environmental value. The updated total installed capacity of the project will be approximately 2,750 MW. Hidro Aysén continues its negotiations with the transmission company, Transelec, for the provision of the transmission service of the plants’ energy in direct current to the SIC. The Anti-Trust Court approved the form of constitution of the project management company, thus constituting a further step in its preparation.

On June 5, Endesa Chile submitted to the environmental impact assessment system (EIAS) the Los Cóndores hydroelectric project, a pass-through plant with a capacity of 150 MW and an average annual generation of 560 GWh. This plant will use the waters of the Maule Lake and will be located in the community of San Clemente, Talca. The estimated investment is US$ 185 million and it is planned to start operating in early 2012.

On June 28, Endesa Chile awarded the EPC contract for the Bocamina II Plant to the consortium Mairee-SES-Techimont Chile, following the approval of the corresponding environmental impact study. The project consists of a second coal-fired generating unit of 350 MW installed capacity, with an estimated investment of US$ 625 million, equipped with the latest technologies in emissions reduction. The plant’s construction has already started and it will start operations in mid 2010.

In addition, Endesa ECO will bring into service in the first half of 2008 the Ojos de Agua pass-through mini hydroelectric power plant, located approximately 100 kilometers from the city of Talca, in the valley of the river Cipreses, downstream from the La Invernada Lake. The investment in this 9 MW plant is estimated to be US$ 25 million.

In Peru, the Board of Directors approved the construction of a 183 MW turbine in the Santa Rosa Plant that will operate with the natural gas coming from Camisea. A turn-key contract was signed with Siemens Power Generation for this project. Its expected investment is approximately US$ 90 million. This project will increase Edegel’s total installed capacity to 1,654 MW and will be part of its modernization and optimization process allowing the company to face the important demand growth of the Peruvian market.

Due to the continuous increase in energy demand in Colombia, Emgesa is evaluating its participation in the power and energy bidding process, which is programmed for 2008. It will participate in this process by presenting generation projects, such as the development of the 400 MW Quimbo hydroelectric plant located upstream of the Betania plant.

In Argentina, under Foninvemem (an investment fund created to carry out new investments in the Argentine wholesale electricity market) Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A. in Argentina, has contributed with an investment of US$ 160 million as of December 31st 2007, which includes US$ 42 million of financing. Endesa Chile has a 21% shareholding in the companies Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which are building combined-cycle generating plants of 800 MW each. The planned date for starting operations in open and combined cycle is the first quarter of 2008 and January 2009 respectively, time in which investor companies will begin to recover their credits from the flows generated by the project through their 10-year production sales contracts with MEM, managed by CAMMESA.

Operating Income

The following is an analysis of the business by country:

In Argentina, operating income as of December 2007 amounted to Ch$ 25,693 million, compared to Ch$ 37,807 million in the previous year, a fall of 32%. This weaker result is explained by the 11.3% higher operational expenses. On the other hand, sales increased by 4.8% as a result of higher average sale prices. Operating income of Endesa Costanera declined from Ch$ 5,255 million to Ch$ 388 million, reflecting an increase in the consumption and cost of fuels and higher maintenance costs which exceeded the 12.1% increase in energy sales. Operating income of Hidroeléctrica El Chocón declined from Ch$ 32,552 million at December 2006 to Ch$ 25,305 million in 2007, with a 15.9% fall in operating revenues due to reduced hydrology in the Comahue region.

In Chile, operating income was Ch$ 337,639 million for 2007, an 8.0% increase over the Ch$ 312,594 million produced in 2006, mainly the result of higher energy sale prices. Energy sales volume declined by 8.2% over the same period, explained by 23.1% reduced hydroelectric generation and a 98% increase in thermal production to allow reservoir levels to be sufficient to ensure supplies under its contracts, considering that hydrology in 2007 has been dryer than normal. However, operating expenses increased by 65.3%, including Ch$ 223,259 million of higher fuel costs because of increased thermal generation at high production costs.

Operating income in Colombia was Ch$ 160,271 million in 2007, Ch$ 29,964 million more than in 2006. This improvement is mainly explained by the 6.2% rise in average sale prices because of reduced hydrology which included greater revenues for reliability and a 1.9% increase in physical sales. The operating expenses declined by Ch$ 6,062 million (3.8%) mainly as a result of the reduced costs of energy and power purchases of resulting from trading operations.

The Peruvian subsidiary of Endesa Chile, Edegel, accounted operating income of Ch$ 46,153 million in 2007, a decrease of 22.6% from the Ch$ 59,645 million in 2006. Energy sales fell by 7.3% and the operating expenses rose by 3.8% . The sales reduction is due to a 21.6% fall in average energy sale prices as a result of better hydrology and a reduction in the regulated price due to indexation to the exchange rate and the lower cost of fuels in Peru, even though physical energy sales rose by 18.1% . Higher physical energy sales are a result of the growing demand and higher costs are related to larger energy purchases at higher prices due to transmission line congestion problems. Even though thermal generation increased, the reduction of fuel costs is the result of the start-up of the combined cycle in Ventanilla power plant in November 2006, becoming more efficient.

Non-Operating Income

Non-operating result for 2007 was a negative Ch$ 207,485 million, compared to a negative Ch$ 133,395 million in 2006, adversely affecting the Company’s comparable net income for the year. This is mainly explained by the Ch$ 23,888 million conversion adjustment required under Technical Bulletin No.64 with respect to our foreign subsidiaries and the Ch$ 48,890 million provision due to the investment impairment associated with the affiliate Inversiones GasAtacama Holding Limitada. The following are the main changes in the non-operating result:

Net other non-operating income and expenses produced a lower result of Ch$ 52,728 million in 2007, basically due to: Ch$ 23,888 million of reduced income from the conversion adjustment, required under Technical Bulletin No.64 of the Chilean Institute of Accountants, with respect to our foreign subsidiaries, principally Colombia and Peru; Ch$ 10,840 million of increased provisions for tax on the equity of the Colombian subsidiaries; Ch$ 6,419 million reduced indemnities and commissions received and others; and Ch$ 11,762 million of less reversals of provisions for contingencies and litigation in previous years and a higher provision for contingencies in Chile.

It should be mentioned that the result of the conversion adjustment in accordance with Technical Bulletin 64 of our Colombian subsidiaries is mainly due to the appreciation of the Colombian peso against the US dollar, by 11.1%, which adversely affected Colombian liabilities in local currency on being translated into dollars, and then to Chilean pesos for consolidation purposes. This accounting adjustment has no effect on the company’s cash flows.

Price-level restatements and exchange differences showed a net positive change of Ch$ 19,994 million in 2007 compared to 2006, from a gain of Ch$ 5,472 million in 2006 to one of Ch$ 25,466 million in 2007. This is mainly explained by exchange rate fluctuations between both years. During 2007, the Chilean peso appreciated against the dollar by 7.1%, compared to a depreciation of 3.7% in 2006.

Net result of investments in related companies declined by Ch$ 55,932 million in 2007 compared to 2006, basically explained by the Ch$ 10,208 million loss of Inversiones GasAtacama Holding Limitada and the Ch$ 48,890 million provision due to the investment impairment as a consequence of the lack of gas supply from Argentina and the effect of the negative sentence arising from the arbitrage between GasAtacama and the distribution company, Emel. The latter is partially offset by an improved result of Ch$ 4,046 million by the affiliate Endesa Brasil S.A.

Consolidated financial expenses declined by Ch$ 7,112 million in 2007, from Ch$ 184,641 million in 2006 to Ch$ 177,529 million in 2007, a decrease of 3.9%, deriving from higher capitalized financial expenses, a lower average interest rate and a reduced exchange rate. On the other hand, higher average cash balances, mainly in Colombia, and higher interest rates in Chile and Argentina increased financial income by Ch$ 7,360 million in 2007, from Ch$ 15,915 million in 2006 to Ch$ 23,275 million in 2007.

Income tax and deferred taxes decreased by Ch$ 27,127 million in 2007 compared to 2006. Consolidated accumulated income tax amounted to Ch$ 113,413 million in 2007, comprising a charge for income tax of Ch$ 80,005 million and Ch$ 33,408 million of deferred taxes. Accumulated income tax was Ch$ 26,766 million lower than in 2006, related to a reduced taxable income, mainly in Endesa Chile and Emgesa in Colombia. Deferred tax showed a fall of Ch$ 361 million in 2007 with respect to 2006.

Financing

Relevant among the Chilean financial activities in 2007 of Endesa Chile was the prepayment made on April 16 of the whole of the Series G bond issue which amounted to UF 4 million (US$ 139 million approximately), matured in October 2010 and had a coupon rate of 4.8% p.a.. To finance this transaction, on April 19, Endesa Chile issued its Series K bonds for an amount of UF 4 million for a term of 20 years and a bullet repayment, at a nominal interest rate of 3.8% p.a.. The issuance rate was 3.78% p.a..

In 2007, Endesa Chile has made drawings under its revolving credit facilities for a total of US$ 116 million and prepayments under these facilities for US$ 81 million. The Company thus maintains a total amount drawn of US$ 216 million out of the total US$ 650 million available.

With respect to the financial activities of Endesa Chile’s consolidated foreign subsidiaries, a series of operations were carried out in 2007 to refinance short-term loans and increase the average life of the debt.

The most active foreign subsidiary in terms of debt issues was Edegel, Peru, which accumulated a total of nine issuances in the year for a total amount of US$ 70 million, with rates fluctuating between 5.9% and 6.75% and with maturities until fifteen years. The proceeds of all these issuances were used to refinance programmed maturities.

In Colombia, on February 20, 2007, Emgesa issued a domestic bond for approximately 170,000 million Colombian pesos (approximately US$ 77 million), with a term of 10 years and an interest rate of CPI plus 5.14% (approximately 6.1% in its equivalent in dollars). The proceeds were used to pay a bridge loan that had financed the maturity of bonds in 2006.

In Argentina, Endesa Costanera refinanced maturities for approximately US$ 70 million in short-term bank loans and supplier credits.

At the end of December 2007, the consolidated financial debt of Endesa Chile amounted to US$ 4,076 million, 4% more than at the end of 2006. The consolidated leverage of Endesa Chile has fallen from 74.3% to 71.2% as of December 2007.

Regulated tariffs

During the first quarter of 2007, the node price was US$ 67.31 /GWh, effective from November 2006. On April 18, the National Energy Commission (CNE) issued its definitive April node price report which set a monomic price of US$ 73.17 /MWh at the Alto Jahuel, effective from May 1, 2007.

In July 2007, the CNE adjusted the SIC node price effective from May 1, 2007 through the application of the indexation formula with respect to the average market price for energy. This resulted in a range above 10 % with respect to the node price set by the CNE in April 2007. The resultant node price from the application of the indexation for the Alto Jahuel node reached a monomic price of US$ 81.88 / MWh, 11.9%, applicable from July 17, 2007.

In September 2007, the CNE again adjusted the SIC node price through the application of the same indexation formula described above. The average market price of energy rose by 13.7 % in peso terms compared to that set in July 2007. The resultant node price from the application of the indexation for the Alto Jahuel node reached a monomic price of US$ 92.18 /MWh, applicable from September 16th 2007.

In the revision of October 2007, the CNE published the final report on the SIC node price, setting a new monomic price of US$ 104.05 / MWh at the Alto Jahuel node. Additionally, the extra charge for energy sales to distribution companies without contracts increased to US$ 16.85 /MWh. The new node price reflects the country’s difficulties of continuing to face natural gas restrictions from Argentina and the low hydrology of year 2007, thus intensifying the use of thermal plants and the substitution of hydroelectric or gas generation by less efficient energy, burning liquid fuels at higher prices. The tariff situation could be modified with the start-up of the Company’s important investments.

In October 2007, the CNE set for the Crucero node a price of US$ 99.13 /MWh in its definitive node price setting technical report for the Northern Electricity Grid (SING).

Sustainability and Environment

In April, Endesa Chile’s subsidiary, Endesa Eco, registered its Ojos de Agua Project with the Executive Secretariat of the United Nations Framework Convention on Climate Change. Ojos de Agua thus became the first Endesa project to complete the circuit established in the Clean Development Mechanism (CDM) of the Kyoto Protocol for registering the reduction in greenhouse-gas emissions. This initiative is therefore the first for Endesa Chile’s NCRE subsidiary and the second in the Chilean hydroelectricity market to be registered with that international organism.

In July 2007, the United Nations Global Compact published on its web site, with the category of “Notable”, the latest Communication of Progress (COP) of Endesa Chile, reported through its Sustainability Report 2006. The company thus became part of a select group of companies from around the world that in 2007 have obtained this important classification, making it a benchmark for the preparation of COPs.

Along similar lines, in early September 2007, Endesa Chile was the winner of the first version of the Best Sustainability Report 2007 Prize, organized by AcciónRSE in Chile. The company was also recognized in the categories of best economic management, best global description and integral management of corporate social responsibility, and received an honorable mention for the external verification of its reports.

In September 2007, the Swiss agency Sustainable Asset Management (SAM Research), responsible for selecting the member companies of the Dow Jones Sustainability Indexes (DJSI), published the results of the evaluation of corporate sustainability in Endesa Chile. The company scored 77 percentage points, three more than those obtained in the previous year, 20 percentage points above the average of the 39 companies evaluated (57%) and just 4 points from the highest score achieved. This places and consolidates it in the range of the world leaders in sustainability.

Another important recognition of the company’s performance in sustainable management was in early October when the Fundación Pehuén, a foundation sponsored by Endesa Chile, received the AmCham (Chilean-American Chamber of Commerce) Prize for the “Best Corporate Citizen 2007” for its program promoting secondary and tertiary education for young Pehuenche people from six communities in the upper Bío Bío.

In November, as part of the III Congress of the Regional Energy Integration Commission “Concier 2007”, held in Medellín, Colombia, the generator was awarded a prize for its work “Sustainable Development and the Electricity Business, the Experience of Endesa Chile”. The paper won second place in the Corporate Matters category after being pre-evaluated and selected by a special commission and being presented to those present.

In December, during the second prize-giving of the Chilean subsidiary of the International Council of Large Electricity Networks, CIGRÉ, Endesa Chile received the prize for corporate social responsibility (CSR) and technological innovation, a distinction that crowns the commitment shown by the Company in relations, support and transparency with the communities where it operates, and an outstanding performance in the environmental and economic areas.

Endesa Chile, in order to guarantee compliance with its high-standards environmental policy, began in 2001 to implement the environmental management systems (EMS) certification of its facilities under the ISO 14,001 standard. This certification covered 91.1% of the total installed capacity as of December 2007, equivalent to 4,353.7MW. 94.8% of annual generation was certified, corresponding to 18,124.8 GWh.

Finally, in December 2007, the Canela wind farm began operations, the first installation of this type connected to the Central Electricity Grid. Also notable was the EUGENE green certificate granted to the wind farm, a matter administered in Chile by the Institute of Political Ecology and which constitutes an effort of the environmentalist world to motivate the development of NCREs, to which the Company has ascribed voluntarily.

Conclusion

Endesa Chile has shown the strength of having a portfolio of highly-efficient investments in Latin America which, together with an appropriate commercial policy and a solid financial position, comply with high environmental and sustainability standards and have enabled it to avoid the supply difficulties in Chile and Argentina due to the lack of gas and dry hydrology, maintaining a good performance and an adequate return in these circumstances. Endesa Chile has also demonstrated technical capacity to start the operations of new power plants in the correct moment and duly undertake important investments, to provide efficient and environmental friendly responses to the growing energy demand, characteristic of the markets in which it operates, contributing to the normal markets operations to assure the energy supply at fair and sustainable prices.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of December 2006	As of December 2007	Variance	Change

Current Assets	911,085	1,355,709	444,624	48.8%
Fixed Assets	8,971,239	8,382,998	(588,241)	(6.6%)
Other Assets	1,546,422	1,103,487	(442,936)	(28.6%)

Total Assets	11,428,746	10,842,194	(586,552)	(5.1%)

Table 2.1

Assets (Million Ch$)	As of December 2006	As of December 2007	Variance	Change

Current Assets	452,709	673,638	220,929	48.8%
Fixed Assets	4,457,719	4,165,428	(292,291)	(6.6%)
Other Assets	768,402	548,311	(220,090)	(28.6%)

Total Assets	5,678,830	5,387,378	(291,452)	(5.1%)

As of December 31, 2007, the company’s total assets showed a decrease of Ch$ 291,452 million compared to the same date of the year before, mainly due to the following reasons:

Current assets increased by Ch$ 220,929 million, mainly explained by an increase in notes and accounts receivable from related companies of Ch$ 140,625 million, principally the transfer from long to short term of accounts receivable from the affiliate company Atacama Finance Co. and notes receivable from the affiliate GNL Quintero S.A.; increase in inventories and recoverable taxes of Ch$ 89,308 million and increase in trade account receivables of Ch$ 53,488 million, principally increased customer invoicing and the re-settlement of tolls (Short Law). This was partially offset by reductions in cash and banks and time deposits of Ch$ 58,403 million, principally in the subsidiaries Emgesa, Cono Sur and Edegel, and a decline in other current assets of Ch$ 11,746 million, basically fewer repurchase agreements in Endesa Chile.

Fixed assets decreased by Ch$ 292,291 million, mainly explained by the depreciation of fixed assets of one year for Ch$ 192,975 million, sales of fixed assets of Ch$ 2,980 million and the effect of the real exchange rate on the fixed assets of foreign subsidiaries, using the methodology of keeping non-monetary assets in US dollars in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants of Ch$ 303,726 million approximately, partially offset by acquisitions of fixed assets of Ch$ 207,030 million.

Other assets show a decrease of Ch$ 220,090 million, basically explained by a reduction in investments in related companies of Ch$ 117,604 million, mainly the affiliate companies Endesa Brasil S.A. and GasAtacama, a decrease in other assets of Ch$ 11,916 million, basically amortization of the discount on bond placements and deferred expenses and the transfer to short term of recoverable taxes of Hidroeléctrica El Chocón; a reduction in notes and accounts receivable from related companies of Ch$ 97,223 million, mainly the transfer to short term of accounts receivable from the affiliate Atacama Finance Co. and an increase in negative goodwill of Ch$ 2,271 million, partially offset by an increase in long-term debtors of Ch$ 9,107 million, mainly the Wholesale Electricity Market Investment Fund (FONINVEMEM) in Argentina.

Table 3

Liabilities (Thousand US$) (1)	As of December 2006	As of December 2007	Variance	Change

Current liabilities	1,004,659	1,397,993	393,334	39.2%
Long-term liabilities	4,524,429	3,867,294	(657,134)	(14.5%)
Minority interest	2,021,358	1,784,867	(236,491)	(11.7%)
Equity	3,878,301	3,792,040	(86,261)	(2.2%)

Total Liabilities	11,428,746	10,842,194	(586,552)	(5.1%)

Table 3.1

Liabilities (Million Ch$)	As of December 2006	As of December 2007	Variance	Change

Current liabilities	499,205	694,649	195,444	39.2%
Long-term liabilities	2,248,143	1,921,620	(326,524)	(14.5%)
Minority interest	1,004,392	886,883	(117,510)	(11.7%)
Equity	1,927,089	1,884,227	(42,862)	(2.2%)

Total Liabilities	5,678,830	5,387,378	(291,452)	(5.1%)

Current liabilities rose by Ch$ 195,444 million, mainly due to an increase in bonds payable of Ch$ 180,920 million, principally the transfer from long term of bonds of Endesa Chile, partially offset by repayments of bonds made by Edegel S.A.; an increase in notes and accounts payable to related companies of Ch$ 6,903 million; and an increase in accounts payable and other current liabilities of Ch$ 103,382 million, basically larger purchases of energy and fuels. This was partially offset by a reduction in bank borrowings of Ch$ 34,292 million, mainly repayments made by the subsidiaries Edegel, Costanera and Emgesa; a reduction in sundry creditors of Ch$ 12,884 million, basically the repayment of leases by Edegel; a reduction in income tax of Ch$ 45,924 million, mainly Endesa Chile and Emgesa, and a reduction in dividends payable of Ch$ 4,350 million.

Long-term liabilities decrease by Ch$ 326,524 million, mainly due to a reduction in bonds payable of Ch$ 292,640 million, explained principally by transfers to short term of Endesa Chile and Edegel net of new issues by Emgesa and Edegel, and a reduction in sundry creditors of Ch$ 29,276 million, basically the reduced leasing obligations of Edegel.

The minority interest fell by Ch$ 117,510 million, mainly due to the increase in the holding in Central Hidroeléctrica de Betania S.A., which merged with Emgesa following an exchange of assets between the Corfivalle and Endesa groups; and the increased shareholding in Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A. The reduction in the minority interest is also explained by reductions in the shareholders’ equity of companies due to dividend payments, capital reductions and the effect of the US dollar-Chilean peso exchange rate.

Shareholders’ equity decreased by Ch$ 42,862 over December 2006. This is mainly explained by the decrease in net income for the year of Ch$ 11,128 million, reductions in other reserves of Ch$ 121,985 million, offset by the increase in retained earnings of Ch$ 85,785 million and a reduced interim dividend of Ch$ 4,466 million.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	3,961	1,051,672	99,962	145,351	14,473	1,234,597	2,550,016

Endesa Chile (*)	3,961	1,051,672	99,962	145,351	14,473	1,234,597	2,550,016

Argentina	15,365	134,379	63,637	75,447	29,272		318,101

Costanera	15,365	99,379	40,304	33,780	29,272		218,101
Chocón		35,000	23,333	41,667			100,000

Perú	50,115	173,209	43,372	47,618	71,829	73,863	460,006

Edegel	50,115	173,209	43,372	47,618	71,829	73,863	460,006

Colombia	31,417	157,573		198,535	151,387	208,462	747,374

Emgesa	31,417	157,573		198,535	151,387	208,462	747,374

TOTAL	100,859	1,516,833	206,971	466,951	266,961	1,516,922	4,075,497

Table 4.1

(Million Ch$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	1,968	522,565	49,670	72,223	7,192	613,459	1,267,077

Endesa Chile (*)	1,968	522,565	49,670	72,223	7,192	613,459	1,267,077

Argentina	7,635	66,772	31,621	37,489	14,545		158,061

Costanera	7,635	49,380	20,027	16,785	14,545		108,372
Chocón		17,391	11,594	20,704			49,689

Perú	24,902	86,066	21,551	23,661	35,691	36,702	228,572

Edegel	24,902	86,066	21,551	23,661	35,691	36,702	228,572

Colombia	15,611	78,297		98,650	75,223	103,582	371,363

Emgesa	15,611	78,297		98,650	75,223	103,582	371,363

TOTAL	50,116	753,699	102,842	232,023	132,650	753,743	2,025,074

(*) Includes: Endesa Chile, Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón
(*) Includes excersice in 2009 of put option of Yankee Bond for MMUS$ 220

Table 5

Indicator	Unit	As of December 2006	As of December 2007	Change

Liquidity	Times	0.91	0.97	6.6%
Acid ratio test (*)	Times	0.76	0.75	(1.3%)
Leverage (**)	Times	0.94	0.94	0.0%
Short-term debt	%	18.2	26.6	46.1%
Long-term debt	%	81.8	73.4	(10.2%)

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

The current ratio at December 2007 was 0.97:1, an improvement of 6.6% over December 2006. The acid test ratio was 0.75:1, a decrease of 1.3% compared to December 2006. This reflects a company that continues to show a solid liquidity position, reducing its bank debt with its surplus cash and with a satisfactory debt maturity pattern.

The debt ratio at December 2007 was 1.39:1, a reduction of 4.9% compared to the previous year.

Consolidated Balance Sheet
(Chilean GAAP)

Table 6

	Million Ch$		Thousand US$
ASSETS

	As of December	As of December	As of December	As of December
	2006	2007	2006	2007

CURRENT ASSETS
Cash	22,937	19,397	46,160	39,037
Time Deposits	99,137	44,273	199,514	89,099
Marketable Securities	5,619	10,305	11,308	20,739
Accounts Receivable, net	157,722	211,210	317,418	425,063
Notes receivable	-	-	-	-
Other accounts receivable	57,855	60,045	116,435	120,842
Amounts due from related companies	35,326	175,951	71,094	354,104
Inventories, net	21,917	52,288	44,109	105,231
Income taxes recoverable	5,945	64,881	11,964	130,575
Prepaid expenses	4,398	4,581	8,851	9,220
Deferred taxes	2,285	2,885	4,598	5,805
Other current assets	39,569	27,823	79,634	55,994

Total currrent assets	452,709	673,638	911,085	1,355,709

PROPERTY, PLANT AND EQUIPMENT
Property	55,889	52,942	112,478	106,548
Buildings and Infrastructure	6,016,641	5,877,688	12,108,598	11,828,953
Plant and equipment	1,262,264	1,144,897	2,540,328	2,304,125
Other assets	194,138	169,053	390,706	340,221
Technical appraisal	12,803	12,833	25,766	25,828
Sub - Total	7,541,735	7,257,414	15,177,876	14,605,674
Accumulated depreciation	(3,084,016)	(3,091,985)	(6,206,637)	(6,222,676)

Total property, plant and equipment	4,457,719	4,165,428	8,971,239	8,382,998

OTHER ASSETS
Investments in related companies	561,637	444,032	1,130,304	893,623
Investments in other companies	4,189	4,131	8,430	8,315
Positive Goodwill	11,915	9,855	23,979	19,832
Negative goodwill	(39,275)	(37,004)	(79,041)	(74,471)
Long-term receivables	74,179	83,286	149,286	167,614
Amounts due from related companies	97,223	0	195,663	1
Intangibles	27,585	25,257	55,516	50,831
Accumulated amortization	(9,617)	(9,896)	(19,354)	(19,916)
Others	40,566	28,649	81,639	57,657

Total other assets	768,402	548,311	1,546,422	1,103,487

TOTAL ASSETS	5,678,830	5,387,378	11,428,746	10,842,194

Consolidated Balance Sheet
(Chilean GAAP)

Table 6.1

	Million Ch$		Thousand US$
LIABILITIES AND SHAREHOLDERS' EQUITY

	As of December	As of December	As of December	As of December
	2006	2007	2006	2007

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	60,727	26,435	122,215	53,202
Current portion of long-term debt	65,226	66,999	131,269	134,836
Notes Payable	-	-	-	-
Current portions of bonds payable	75,704	256,625	152,356	516,463
Current portion of other long-term debt	33,576	23,414	67,573	47,122
Dividends payable	27,876	23,525	56,100	47,345
Accounts payable and accrued expenses	94,245	192,954	189,670	388,324
Miscellaneous payables	38,051	25,167	76,578	50,649
Amounts payable to related companies	8,840	15,743	17,790	31,683
Provisions	26,608	29,534	53,550	59,438
Withholdings	12,992	19,960	26,146	40,171
Income Tax	54,171	8,247	109,020	16,597
Deferred Income	446	628	897	1,264
Deferred Taxes	-	-	-	-
Other current liabilities	743	5,415	1,495	10,899

Total current liabilities	499,205	694,649	1,004,659	1,397,993

LONG-TERM LIABILITIES
Due to banks and financial institutions	307,680	290,814	619,211	585,269
Bonds payable	1,574,437	1,281,797	3,168,582	2,579,640
Due to other institutions	61,372	63,048	123,513	126,885
Accounts payable	102,153	72,876	205,585	146,665
Amounts payable to related companies	-	-	-	-
Accrued expenses	32,222	27,858	64,847	56,065
Deferred taxes	146,670	158,942	295,176	319,873
Other long-Term liabilities	23,610	26,284	47,515	52,898

Total Long-term liabilities	2,248,143	1,921,620	4,524,429	3,867,294

Minority interest	1,004,392	886,883	2,021,358	1,784,867

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,222,878	1,222,878	2,461,064	2,461,064
Capital revaluation reserve	-	-	-	-
Additional paid-in capital-share premium	239,883	239,883	482,768	482,768
Other reserves	(39,678)	(161,988)	(79,852)	(326,004)
Total Capital and Reserves	1,423,083	1,300,772	2,863,980	2,617,827

Retained Earnings
Retained earnings	323,357	409,142	650,762	823,406
Net Income	203,567	192,439	409,683	387,287
Interim dividend	(22,593)	(18,127)	(45,469)	(36,481)
Accumulated surplus during development period of certain subsidiaries	(325)	-	(655)	-
Total Retained Earnings	504,006	583,454	1,014,321	1,174,212

Total Shareholders' Equity	1,927,089	1,884,227	3,878,301	3,792,040

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,678,830	5,387,378	11,428,746	10,842,194

Consolidated Cash Flow
(Chilean GAAP)

Table 7

Effective Cash Flow (Thousand US$)	2006	2007	Variance	Change

Operating	908,024	844,946	(63,079)	(6.9%)
Financing	(294,316)	(295,688)	(1,371)	(0.5%)
Investment	(433,115)	(636,347)	(203,232)	(46.9%)

Net cash flow of the period	180,593	(87,089)	(267,683)	(148.2%)

Table 7.1

Effective Cash Flow (Million Ch$)	2006	2007	Variance	Change

Operating	451,188	419,845	(31,343)	(6.9%)
Financing	(146,243)	(146,924)	(681)	(0.5%)
Investment	(215,210)	(316,194)	(100,984)	(46.9%)

Net cash flow of the period	89,735	(43,274)	(133,009)	(148.2%)

Main aspects of the current period on the effective cash flow statement are:

a) Operating activities generated a positive cash flow of Ch$ 419,845 million in 2007, a reduction of 6.9% compared to 2006. This is mainly composed of the net income for the year of Ch$ 192,439 million, plus charges to income not representing net cash flows of Ch$ 224,177 million, changes in assets affecting cash flow of (Ch$ 205,203) million, changes in liabilities affecting cash flow of Ch$ 150,015 million, gains on the sale of assets of (Ch$ 3,457) million, and minority interest of Ch$ 61,874 million.

b) Financing activities generated a negative cash flow in 2007 of Ch$ 146,924 million, a reduction of 0.5% compared to 2006. This mainly consisted of the loan and bond repayments of Ch$ 267,753 million, the dividend payment of Ch$ 236,722 million and other disbursements of Ch$ 3,850 million. This was offset by an increase in loans drawn and bonds issued of Ch$ 318,861 million, an increase in loans from related companies of Ch$ 39,720 million and others of Ch$ 2,820 million.

c) Investment activities generated a negative flow of Ch$ 316,194 million in 2007, mainly explained by acquisitions of fixed assets of Ch$ 207,030 million, documented loans to related companies of Ch$ 81,838 million, permanent investments of Ch$ 38,184 million y other investment disbursements of Ch$ 43,667 million, offset by fixed assets sales proceeds of Ch$ 2,979 million and other investment income ones and sales of permanent investments of Ch$ 51,546 million.

Consolidated Cash Flow from Foreign Operations
(Chilean GAAP)

Table 8

Cash Flow (Th US$) (1)	Interests		Dividends		Capital Red.			Intercompany Amortiz.	Others		Total

	As of Dec 2006	As of Dec 2007	As of Dec 2006	As of Dec 2007	As of Dec 2006	As of Dec 2007	As of Dec 2006	As of Dec 2007	As of Dec 2006	As of Dec 2007	As of Dec 2006	As of Dec 2007

Argentina	8,570.9	564.4		11,660.1			120,000.0		2,008.4	2,588.4	130,579.3	14,813.0
Peru			19,023.0	14,032.6		4,776.0					19,023.0	18,808.6
Brazil			24,679.3	73,916.5							24,679.3	73,916.5
Colombia	36,213.7			51,876.9			173,325.4				209,539.1	51,876.9
Total	44,784.7	564.4	43,702.3	151,486.1		4,776.0	293,325.4		2,008.4	2,588.4	383,820.7	159,414.9

(1) The figures are expressed at exchange rate of Ch$ 496.89 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	2006	2007	2006	2007

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	203,567	192,439	409,683	387,287

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(3,385)	(379)	(6,811)	(763)
(Profit) loss in sale of investments	-	(3,078)	-	(6,194)
Charges (credits) which do not represent cash flows:	158,071	224,177	318,120	451,160
Depreciation	188,279	192,976	378,915	388,368
Amortization of intangibles	1,190	1,222	2,395	2,458
Write-offs and provisions	28	142	56	286
Amortization of positive goodwill	1,013	910	2,038	1,832
Amortization of negative goodwill (less)	(6,484)	(4,382)	(13,050)	(8,819)
Accrued profit from related companies (less)	(45,613)	(46,947)	(91,797)	(94,482)
Accrued loss from related companies	134	57,400	271	115,518
Net, price-level restatement	(1,598)	(8,854)	(3,215)	(17,820)
Net exchange difference	(3,875)	(16,612)	(7,798)	(33,432)
Other credits which do not represent cash flow (less)	(649)	(1,080)	(1,307)	(2,174)
Other charges which do not represent cash flow	25,646	49,403	51,612	99,425
Assets variations which affect cash flow:	(115,117)	(205,203)	(231,675)	(412,976)
Decrease (increase) in receivable accounts	(103,114)	(127,455)	(207,518)	(256,505)
Decrease (increase) in inventories	4,686	(27,366)	9,430	(55,075)
Decrease (increase) in other assets	(16,689)	(50,382)	(33,587)	(101,395)
Liabilities variations which affect cash flow:	137,264	150,015	276,246	301,908
Accounts payable related to operating results	61,930	208,203	124,636	419,011
Interest payable	(1,770)	(18,669)	(3,562)	(37,571)
Income tax payable	65,462	17,634	131,743	35,488
Accounts payable related to non operating results	3,471	12,075	6,986	24,301
Accrued expenses and withholdings	8,170	(69,228)	16,442	(139,322)
Minority Interest	70,788	61,874	142,462	124,523

Net Positive Cash Flow Originated from Operating Activities	451,188	419,845	908,024	844,946

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	2,820	-	5,676
Proceeds from loans wired	572,989	166,129	1,153,151	334,338
Proceeds from debt issuance	49,967	152,731	100,560	307,375
Proceeds from loans obtained from related companies	36,213	39,720	72,879	79,938
Capital distribution	-	(3,389)	-	(6,820)
Other financing sources	-	-	-	-
Dividends paid	(122,767)	(236,722)	(247,070)	(476,407)
Loans, debt amortization (less)	(386,311)	(159,498)	(777,458)	(320,992)
Issuance debt amortization(less)	(289,418)	(108,257)	(582,459)	(217,869)
Amortization of loans obtained from related companies	(5,658)	-	(11,386)	-
Amortization of expenses in issuance debt	-	-	-
Other disbursements related to financing(less)	(1,259)	(461)	(2,533)	(927)

Net Cash Flow Originated from Financing Activities	(146,243)	(146,924)	(294,316)	(295,688)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	19,680	2,979	39,606	5,995
Sale of related companies	53	8,374	107	16,852
Sale of other investments	-	-	-	-
Collection upon loans to related companies	13,765	-	27,702	-
Other income on investments	1,113	43,172	2,240	86,885
Additions to fixed assets (less)	(182,671)	(207,030)	(367,629)	(416,651)
Investments in related companies (less)	(10,921)	(38,184)	(21,978)	(76,846)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(44,582)	(81,839)	(89,723)	(164,703)
Other investment disbursements(less)	(11,647)	(43,667)	(23,440)	(87,880)

Net Cash Flow Originated from Investment activities	(215,210)	(316,194)	(433,115)	(636,347)

Net Positive Cash Flow for the period	89,735	(43,274)	180,593	(87,089)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(11,935)	(22,763)	(24,019)	(45,810)
NET VARIATION OF CASH AND CASH EQUIVALENT	77,800	(66,036)	156,575	(132,899)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	89,221	167,021	179,559	336,133

FINAL BALANCE OF CASH AND CASH EQUIVALENT	167,021	100,985	336,133	203,234

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES

ARGENTINA

  Decree 1705, published in the Official Gazette, determines that all future natural gas exports need to have the authorization of the National Executive Power (PEN).
  The Senate approved to extend the economic emergency conditions for another year. This allows the direct discussion of contracts with private-sector public-utility companies and foreign debt negotiations.

CHILE

  The CNE published the final report on the SIC node price, setting a new energy price of US$ 88.8/MWh and a monomic price of US$ 104.05/MWh at the Alto Jahuel node.
  During the fourth quarter of the year, Endesa Chile added 50.15 MW to the SIC with the Palmucho pass- through hydroelectric plant (32 MW from November 28) and the first wind farm connected to the SIC, the Canela plant, (18.15 MW on December 27). In addition, on January 21, 2008, the San Isidro II combined- cycle plant began commercial operations with 353 MW.

COLOMBIA

  On November 27, 2007, Empresa Eléctrica de Bogotá (EEB) declared in operation the electric lines Betania- Altamira 230 kV, Betania-Jamondino 230 kV, Altamira-Mocoa 230 kV and Jamondino-Pomasqui III and IV
  230 kV (Colombian section), which form part of the interconnection with Ecuador.

PERU

  The IDB approved loans for the liquefied natural gas (LNG) project in Peru, which will export gas to Mexico starting in 2010. The liquefying plant is already under construction with 20% progress.
  On December 13, the bids awarding was made for the third Luz del Sur tender. The price ceiling was set at US$ 44.66 /MWh (monomic). Edegel took part and was adjudicated the following annual energy during the period 2008 - 2012: 26, 52, 302, 302 and 302 GWh respectively. The third tender of Edelnor was declared void.

MARKET RISK ANALYSIS

ARGENTINA

  Hydrological risk: The Chocón reservoir ended the year with a water level of 368.57 msl, with an energy equivalent to 241 GWh.
  Fuels risk: Gas imports from Bolivia were lower in the last quarter of 2007.
  Until now, it has only been possible to reach monthly agreements for supplies of natural gas for the Costanera plant. The agreement between the Government and natural gas producers, contained in Resolution 599/2007, obliges producers to contract gas volumes with each user category, including generators, but the process of contracting for longer periods has faced some difficulties by diverse factors that affect the industry and the market, like the lack of clarity in operative aspects, differences of criteria, the need to balance volumes of each producer with pre-existing contracts, inconsistencies between the volumes of the agreement and transport capacity, and modification of volumes.
  Variation in demand: Domestic energy demand grew by 5.2% as of December 2007 compared to the same period last year.

CHILE

  Hydrology risk: For the hydrological year that began in April 2007, there is a 73.7% probability of surplus, which represents a normal-dry hydrology in the system.
  On December 31, reservoir water levels represent approximately 5,069 GWh of energy equivalent
  Fuels risk: During 2007 there were severe restrictions in the supply of natural gas from Argentina, especially on the SING where the restriction was almost total.
  Variation in demand: Demand increased near 4.5% in the SIC and 5.4% in the SING as of December 2007 compared to last year.

COLOMBIA

  Hydrology risk: The total flows on the SIN in 2007 were 104.7% of the historic average (average hydrology). For Guavio, the tributaries for the same period were 85% (dry condition) and for Betania were 108.9% (average hydrology).
  Fuel prices: In accordance with Resolution 71/2006 and in order to guarantee the income from the reliability charge during the period 2008-2012, Emgesa in late November contracted fuel supplies: coal for Termozipa and fuel oil for the Cartagena plant for the same period.
  Exchange rate: As of December 31, 2007, the Colombian peso closed at 2,014.8 pesos per dollar, an appreciation of the Colombian peso against the dollar of 10% in the year.
  Variation in demand: Demand increased near 4.0% as of December 2007 compared to December 2006.

PERU

  Hydrology risk: The summary of the flows in the basins of interest to Edegel for 2007 is as follows: Rimac: 112% of average (semi-wet category), Tulumayo: 94% of average (semi-dry category) and Tarma: 78% of average (dry category).
  Fuel risk: The liquid fuels used by the thermal plants continue to be mostly indexed to international price fluctuations. However, these fuels have reduced their relative importance with the entry of natural gas, especially in the Lima area. In addition, worth is to mention that the volatility of the natural gas price, originally indexed to international liquid fuels, continues to be cushioned by the effect of the resolution DS 64-2006-EM of November 14, 2006, by which the maximum natural gas price from Camisea remains indexed to the Oil Field and Gas Field Machinery Index (60%) and the Fuel and Related Products and Power Index (40%). Both indexes are published by the American Department of Labor. The first index is strongly correlated to the American PPI.
  Variation in demand: Demand increased by 10.7% as of December 2007 versus the same period of the previous year.

ANALYSIS OF EXCHANGE AND INTEREST RATE RISKS

Although in consolidated terms the Company has a considerable percentage of its loans denominated in US dollars as part of its sales show a high degree of indexation to that currency, the markets where we operate show a lower indexation to the dollar, thus having a higher portion of their financing in local currency.

Despite this natural exchange rate hedge, the Company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to attenuate fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position above which hedging transactions are undertaken.

As of December 31, 2007, the Company in consolidated terms has hedged in Chile US$ 125 million through dollar-peso swap and dollar-peso forward contracts. This figure is the same as the previous year.

Regarding the consolidated interest rate risk, the Company has a proportion of fixed to variable rate debt of 82% / 18% as of December 31, 2007. The percentage at fixed rates was reduced marginally from the 83% / 17% fixed / variable at the same date in 2006.

Business Information of Chilean and Foreign Operations
Main Operating Figures in GWh

Table 10

Jan-Dec 2007 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	8,420.9	3,696.2	12,117.1	18,773.0	11,941.8	7,654.4	31,713.4	50,486.4
Hydro generation	-	3,696.2	3,696.2	13,179.4	11,427.2	4,384.6	19,508.0	32,687.5
Thermo generation	8,420.9	-	8,420.9	5,591.0	514.6	3,269.9	12,205.3	17,796.3
Wind generation	-	-	-	2.6	-	-
Purchases	106.8	260.1	366.9	1,041.9	3,814.0	498.9	4,679.8	5,721.7
Purchases to related companies	-	-	-	6,564.2	-	-	-	6,564.2
Purchases to other generators	-	-	-	890.1	788.9	-	788.9	1,678.9
Purchases at spot	106.8	260.1	366.9	151.8	3,025.1	498.9	3,890.9	4,042.7
Transmission losses, pump and other consumption	77.7	-	77.7	602.4	142.7	160.1	380.5	982.8
Total electricity sales	8,450.0	3,956.3	12,406.3	19,212.1	15,613.1	7,993.5	36,012.9	55,225.1
Sales at regulated prices	-	-	-	7,490.3	5,000.3	2,217.1	7,217.4	14,707.7
Sales to related companies others activities (reg.)	-	-	-	4,011.3	3,045.4	1,116.9	4,162.3	8,173.6
Sales at unregulated prices	602.9	1,082.5	1,685.4	5,280.9	2,493.4	4,235.3	8,414.1	13,695.0
Internal sales (unregulated prices)	420.1	259.0	679.1	-	-	-	679.1	679.1
Sales at spot marginal cost	7,427.0	2,614.9	10,041.8	2,429.6	5,073.8	424.3	15,540.0	17,969.6
Sales to related companies generators	-	-	-	6,563.9	-	-	-	6,563.9
TOTAL SALES IN THE SYSTEM	102,950.3	102,950.3	102,950.3	52,656.2	72,660.8	24,615.1
Market Share on total sales (%)	8.2%	3.8%	12.1%	36.5%	21.5%	32.5%

Jan-Dec 2006 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	8,709.0	5,041.3	13,750.3	19,973.2	12,564.0	6,662.0	32,976.3	52,949.4
Hydro generation	-	5,041.3	5,041.3	17,148.1	12,230.3	4,197.3	21,469.0	38,617.0
Thermo generation	8,709.0	-	8,709.0	2,825.1	333.6	2,464.6	11,507.3	14,332.4
Wind generation	-	-	-	-	-	-
Purchases	106.6	149.5	256.1	1,316.8	2,883.5	273.5	3,413.0	4,729.8
Purchases to related companies	-	-	-	7,140.6	-	-	-	7,140.6
Purchases to other generators	106.6	-	106.6	992.9	249.6	-	356.1	1,349.1
Purchases at spot	-	149.5	149.5	323.9	2,633.9	273.5	3,056.9	3,380.8
Transmission losses, pump and other consumption	80.1	-	80.1	367.1	120.5	169.0	369.6	736.7
Total electricity sales	8,735.5	5,190.8	13,926.3	20,922.8	15,326.9	6,766.5	36,019.7	56,942.5
Sales at regulated prices	-	-	-	6,567.8	3,391.0	1,709.4	5,100.4	11,668.2
Sales to related companies others activities (reg.)	-	-	-	4,187.9	3,276.7	1,013.6	4,290.3	8,478.3
Sales at unregulated prices	608.6	1,017.8	1,626.4	5,176.3	3,019.5	3,422.3	8,068.2	13,244.5
Internal sales (unregulated prices)	149.2	340.9	490.1	-	-	-	490.1	490.1
Sales at spot marginal cost	7,977.7	3,832.1	11,809.8	4,990.6	5,639.7	621.1	18,070.7	23,061.3
Sales to related companies generators	-	-	-	7,140.6	(0.0)	-	(0.0)	7,140.6
TOTAL SALES IN THE SYSTEM	97,871.2	97,871.2	97,871.2	50,285.8	70,570.7	22,283.9	190,725.8	241,011.6
Market Share on total sales (%)	8.9%	5.3%	14.2%	41.6%	21.7%	30.4%

Business Information of Chilean Operations
Main Operating Figures in GWh

Table 10.1

Jan-Dec 2007	Endesa and Non- Registered Subsidiaries	Pehuenche	ENDESA SIC CONSOLIDATED	ENDESA SING	TOTAL CHILE CONSOLIDATED
(GWh)
Total generation	14,403.4	3,436.7	17,840.0	933.0	18,773.0
Hydro generation	9,742.8	3,436.7	13,179.4	-	13,179.4
Thermo generation	4,658.0	-	4,658.0	933.0	5,591.0
Wind generation	2.6	-	2.6	-	2.6
Purchases	890.1	4.5	894.6	147.3	1,041.9
Purchases to related companies	6,564.2	-	6,564.2	-	6,564.2
Purchases to other generators	890.1	-	890.1	-	890.1
Purchases at spot	-	4.5	4.5	147.3	151.8
Transmission losses, pump and other consumption	576.0	14.3	590.3	12.1	602.4
Total electricity sales	16,667.5	3,426.9	18,143.9	1,068.2	19,212.1
Sales at regulated prices	7,266.4	223.9	7,490.3	-	7,490.3
Sales to related companies others activities (reg.)	4,011.3	-	4,011.3	-	4,011.3
Sales at unregulated prices	4,100.9	158.8	4,259.7	1,021.2	5,280.9
Internal sales (unregulated prices)	-	-	-	-	-
Sales at spot marginal cost	1,288.8	1,093.8	2,382.6	47.0	2,429.6
Sales to related companies generators	4,613.5	1,950.4	6,563.9	-	6,563.9
TOTAL SALES IN THE SYSTEM	39,981.8	39,981.8	39,981.8	12,674.4	52,656.2
Market Share on total sales (%)	41.6%	3.7%	45.4%	8.4%	36.5%

Jan-Dec 2006	Endesa and Non- Registered Subsidiaries	Pehuenche	ENDESA SIC CONSOLIDATED	ENDESA SING	TOTAL CHILE CONSOLIDATED
(GWh)
Total generation	14,876.9	4,345.4	19,222.3	750.9	19,973.2
Hydro generation	12,802.6	4,345.4	17,148.1	-	17,148.1
Thermo generation	2,074.2	-	2,074.2	750.9	2,825.1
Wind generation	-		-		-
Purchases	992.9	-	992.9	323.9	1,316.8
Purchases to related companies	7,140.6	-	7,140.6	-	7,140.6
Purchases to other generators	992.9	-	992.9	-	992.9
Purchases at spot	-	-	-	323.9	323.9
Transmission losses, pump and other consumption	270.6	88.7	359.3	7.8	367.1
Total electricity sales	17,549.5	4,256.7	19,855.8	1,067.0	20,922.8
Sales at regulated prices	6,406.7	161.1	6,567.8	-	6,567.8
Sales to related companies others activities (reg.)	4,187.9	-	4,187.9	-	4,187.9
Sales at unregulated prices	3,978.6	132.0	4,110.6	1,065.8	5,176.3
Internal sales (unregulated prices)	-	-	-	-	-
Sales at spot marginal cost	2,976.2	2,013.2	4,989.5	1.2	4,990.6
Sales to related companies generators	5,190.2	1,950.4	7,140.6	-	7,140.6
TOTAL SALES IN THE SYSTEM	38,258.8	38,258.8	38,258.8	12,027.0	50,285.8
Market Share on total sales (%)	45.9%	6.0%	51.9%	8.9%	41.6%

Endesa Chile’s Operating Revenues and Expenses break down by country
(Chilean GAAP)

Table 11

	Million Ch$		Thousand US$
	Jan-Dec 2006	Jan-Dec 2007	Jan-Dec 2006	Jan-Dec 2007	% Var.

OPERATING REVENUES	1,436,068	1,726,964	2,890,112	3,475,546	20.3%

Energy sales revenues:	1,366,752	1,680,514	2,750,613	3,382,065	23.0%

Endesa Chile and subs. in Chile	641,111	931,900	1,290,246	1,875,464	45.4%
Costanera	186,588	209,224	375,512	421,068	12.1%
Chocón	66,248	55,716	133,326	112,130	(15.9%)
Emgesa	293,427	317,454	590,527	638,881	8.2%
Edegel	179,378	166,220	361,001	334,521	(7.3%)

Other revenues:	69,316	46,450	139,500	93,481	(33.0%)

Endesa Chile and subs. in Chile	67,405	44,660	135,654	89,879	(33.7%)
Costanera	-	-	-	-
Chocón	-	-	-	-
Emgesa	661	632	1,330	1,271	(4.5%)
Edegel	1,250	1,159	2,515	2,332	(7.3%)

OPERATING EXPENSES	851,961	1,119,053	1,714,587	2,252,115	31.4%

Fixed Costs:	80,978	86,910	162,971	174,907	7.3%

Endesa Chile and subs. in Chile	43,532	45,173	87,609	90,912	3.8%
Consolidation adjustments
of Argentine subsidiaries	(1,341)	(951)	(2,700)	(1,914)	29.1%
Costanera	9,575	10,853	19,270	21,842	13.3%
Chocón	2,753	2,535	5,541	5,102	(7.9%)
Emgesa	14,542	15,043	29,267	30,275	3.4%
Edegel	11,917	14,256	23,984	28,691	19.6%

Depreciation and Amortization:	188,826	193,529	380,015	389,480	2.5%

Endesa Chile and subs. in Chile	84,990	92,660	171,044	186,481	9.0%
Costanera	23,362	25,023	47,017	50,359	7.1%
Chocón	13,734	11,940	27,641	24,030	(13.1%)
Emgesa	36,123	31,727	72,699	63,852	(12.2%)
Edegel	30,616	32,178	61,615	64,758	5.1%

Variable Costs:	582,157	838,615	1,171,602	1,687,728	44.1%

Costanera	146,009	170,455	293,845	343,043	16.7%
Chocón	16,080	14,713	32,362	29,611	(8.5%)
Emgesa	108,189	106,022	217,732	213,371	(2.0%)
Edegel	65,730	65,894	132,283	132,614	0.3%
Fuels and Lubricants in Chile	73,531	296,790	147,983	597,295	303.6%
Energy purchases in Chile	57,769	59,843	116,262	120,435	3.6%
Other variable costs in Chile	114,849	124,898	231,135	251,359	8.7%

(*) On September 1, the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.

Endesa Chile’s Operating Income break down by country
(Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$
	Jan-Dec 2006	Jan-Dec2007	Jan-Dec 2006	Jan-Dec 2007	% Var.

OPERATING REVENUES	1,436,068	1,726,964	2,890,112	3,475,546	20.3%

Endesa Chile and subs. in Chile	708,516	976,559	1,425,901	1,965,343	37.8%
Consolidation adjustments of Argentine subsidiaries	-	-	-	-	-
Costanera	186,588	209,224	375,512	421,068	12.1%
Chocón	66,248	55,716	133,326	112,130	(15.9%)
Emgesa	294,088	318,085	591,857	640,152	8.2%
Edegel	180,628	167,379	363,516.5	336,852.8	(7.3%)

OPERATING EXPENSES	851,961	1,119,053	1,714,587	2,252,115	31.4%

Endesa Chile and subs. in Chile	374,671	619,364	754,032	1,246,481	65.3%
Consolidation adjustments of Argentine subsidiaries	(1,341)	(951)	(2,700)	(1,914)	29.1%
Costanera	178,946	206,331	360,132	415,244	15.3%
Chocón	32,568	29,189	65,543	58,743	(10.4%)
Emgesa	158,854	152,793	319,697.3	307,498.2	(3.8%)
Edegel	108,263	112,328	217,882	226,062	3.8%

OPERATING MARGIN	584,107	607,911	1,175,525	1,223,431	4.1%

Endesa Chile and subs. in Chile	333,845	357,195	671,868	718,861	7.0%
Consolidation adjustments of Argentine subsidiaries	1,341	951	2,700	1,914	(29.1%)
Costanera	7,643	2,894	15,381	5,824	(62.1%)
Chocón	33,681	26,527	67,782.7	53,387.0	(21.2%)
Emgesa	135,233	165,292	272,159	332,654	22.2%
Edegel	72,364	55,051	145,634	110,791	(23.9%)

GENERAL AND ADMINISTRATIVE COSTS	42,300	37,081	85,130	74,625	(12.3%)

Endesa Chile and subs. in Chile	21,251	19,556	42,768	39,356	(8.0%)
Consolidation adjustments of Argentine subsidiaries	(111)	(122)	(223)	(246)	(10.2%)
Costanera	2,388	2505.816	4,805.5	5,043.0	4.9%
Chocón	1,128	1,223	2,270	2,461	8.4%
Emgesa	4,925	5,021	9,912	10,105	1.9%
Edegel	12,719	8,898	25,597	17,907	(30.0%)

OPERATING INCOME	541,806	570,830	1,090,395	1,148,806	5.4%

Endesa Chile and subs. in Chile	312,594	337,639	629,100	679,505	8.0%
Consolidation adjustments of Argentine subsidiaries	1,452	107347.8%	2,922.9	2,160.4	(26.1%)
Costanera	5,255	388	10,575	781	(92.6%)
Chocón	32,552	25,305	65,512	50,926	(22.3%)
Emgesa	130,308	160,271	262,247	322,549	23.0%
Edegel	59,645	46,153	120,037	92,884	(22.6%)

INTERNATIONAL GENERATOR CONTRIBUTION	229,213	233,191	461,295	469,300	1.7%

(*) On September 1, the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.

Endesa Chile’s Ownership Structure, as of December 31, 2007
Total Shareholders: 20,693. Total Outstanding Shares: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	19.46%
ADRs	4.42%
Individuals	4.61%
Others	11.53%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended December 31, 2007, on Thursday, February 28, 2008, at 9:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 66, international.
Dial-In number: 1 (888) 713 42 14

Passcode I.D.: 67693771

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 23815373

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link:
https://www.theconferencingservice.com/prereg/key.process?key=P4JHQX3VF

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: February 28, 2008

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.